EX-FILING FEES

Calculation of Filing Fee Tables

424(b)(7)

(Form Type)

Bicycle Therapeutics plc

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Ordinary Shares, nominal value £0.01 per share	Rule 457(c)(3)	37,656,764(2)	$23.58(3)	$887,758,211.30	0.00014760	$131,033.12
	Total Offering Amounts					$887,758,211.30		$131,033.12
	Total Fees Previously Paid					—		—
	Total Fee Offsets					—		—
	Net Fees Due							$131,033.12

(1)	Represents the ordinary shares, nominal value £0.01 per share, represented by American Depositary Shares (ADSs”) of Bicycle Therapeutics plc (the “Registrant”) that will be offered for resale by the selling stockholders pursuant to the prospectus to which this exhibit is attached. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of additional ordinary shares as may be issuable as a result of share splits, share dividends or similar transactions with respect to the shares being registered hereunder.

(2)	Consists of an aggregate of 37,656,764 ordinary shares, represented by 37,656,764 ADSs, of which 13,781,881 ordinary shares are presently issued and 23,874,883 ordinary shares into which 23,874,883 non-voting ordinary shares may be redesignated.

(3)	This estimate is made pursuant to Rule 457(c) of the Securities Act solely for purposes of calculating the registration fee. The price per share and aggregate offering price are based upon the average of the high and low prices of the Registrant’s ordinary shares on June 14, 2024, as reported on the Nasdaq Global Select Market.